EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2010

GENERAL

This discussion and analysis of financial position and results of operations is prepared as at February 28, 2011, and should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended December 31, 2010 and 2009 and the related notes thereto. Those interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements, and as a result do not contain all disclosure required by generally accepted accounting principles for annual statements. Accordingly, readers may want to refer to the March 31, 2010 audited annual consolidated financial statements and accompanying notes. All dollar amounts included therein and in the following management’s discussion and analysis (“MD&A”) are expressed in Canadian dollars except where noted. Financial statements and additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com or on the Company’s website www.eurasianminerals.com.

FORWARD LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) is a Vancouver-based mineral exploration company engaged in the acquisition and exploration of precious and base metals projects. The Company conducts exploration on properties located primarily in Turkey, Haiti, the Kyrgyz Republic, Europe, Southwest United States, and the Asia Pacific region. Eurasian Capital, the recently formed royalty and merchant banking division of EMX will focus on building a portfolio of revenue-generating royalties to complement EMX's prospect generation business model. Eurasian is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol EMX.

COMPANY HIGHLIGHTS

Highlights during the three months ended December 31, 2010 (including subsequent events up to February 22, 2011) included:

  Completion of a $17.5 million private placement financing by issuing a total of 7,000,000 Units at $2.50 per Unit. Each Unit consists of one EMX common share and one transferable share purchase warrant.

  Announcement of the final 2010 drill results from the Akarca gold-silver project in northwestern Turkey. The 2010 program established the property's district scale gold-silver exploration potential, with multiple prospects and new discoveries occurring over a combined area of more than seven square kilometers

  Successful negotiation of an agreement with Newmont Ventures Limited ("Newmont" or "NEM"), a wholly-owned subsidiary of Newmont Mining Corporation (NYSE:NEM), with NEM selecting the remaining lands in Haiti subject to the EMX-NEM Strategic Venture Agreement as Designated Projects. All of EMX's properties are now advanced to Designated Project status, with exploration solely funded and managed by Newmont.

  The decision by Newmont to reimburse EMX US $933,334 in satisfaction of the second payment made by EMX to Societe Miniere Citadelle for its obligations under the Grand Bois Agreement dated December 22, 2008.

  Consolidation of over 2,200 square kilometers of mineral rights in the highly prospective and under-explored Koonenberry gold belt of New South Wales, Australia. The Koonenberry project consists of thirteen contiguous exploration licenses acquired either directly by EMX staking, or through agreements with other parties. The final agreement to complete the land package was with Rockwell Resources Pty Ltd. ("Rockwell"), a privately owned Australian exploration company, to earn a 100% interest in the Kayrunnera exploration license.

  Signing of a Strategic Alliance and Earn-In Agreement (the "Agreement") with Antofagasta Minerals S.A. ("AMSA") focused primarily on copper exploration in the country of Sweden. AMSA is the mining division of Antofagasta Plc ("Antofagasta"), a Chilean-based mining company listed on the London Stock Exchange. The Agreement includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions), an agreement to designate the Kiruna South copper property as a Designated Project with the right of AMSA to earn up to a 70% interest therein, and a $5,005,000 CAD private placement of 1,540,000 units at $3.25 per unit, into Eurasian. Each full warrant will entitle AMSA to purchase one additional common share of EMX for a period of two years at a purchase price of $4.00 CAD. The placement is subject to TSX Venture Exchange approval .

  The Company incurred $3,054,611 in expenditures on its exploration portfolio, and recovered $1,478,428 pursuant to its joint venture agreements.

EXPLORATION ACTIVITIES OVERVIEW

The third quarter marked a number of notable achievements for EMX, including: the addition of considerable value to the Akarca property in Turkey, a significant strengthening of the Joint Venture relationship with Newmont in Haiti, and key property acquisitions in an emerging gold belt in Australia. Ongoing exploration programs advanced projects in Sweden, North America, and the Kyrgyz Republic.

EMX also continued to grow the exploration portfolio, and as of February 2011, had interests in 98 mineral properties, exploration licenses and exclusive exploration permits globally. Of the 98 total properties, 46 are in partnership, and an additional 10 represent EMX royalty interests.

In Turkey exploration results from the Akarca project are one of the highlights of the quarter, and reinforce the property's district scale gold-silver exploration potential. The property’s upside potential is characterized by multiple mineralized zones and new discoveries occurring over a combined area of more than seven square kilometers. Arap Tepe is a new prospect drilled during the reporting period, and several high-grade gold zones were intersected that remain open for extension. An aggressive exploration program is planned for 2011 with joint venture partner Centerra Gold Inc.

In Haiti, a Company milestone was achieved during the reporting period, with all exploration lands being converted to Designated Projects with Newmont. On a go-forward basis, Newmont will now sole-fund and manage the exploration programs in Haiti, and this represents a significant success in EMX's execution of the prospect generation business strategy.

A recent development deserving emphasis is EMX’s consolidation of over 2,200 square kilometers of mineral rights in the highly prospective and under-explored Koonenberry gold belt of New South Wales, Australia. EMX has a dominant land position in a gold belt notable for the occurrence of gold nuggets (some larger than 100 ounces) along 25 kilometers of strike length. This success, in a highly competitive exploration environment, resulted from a patient program of staking and negotiating agreements with key license holders over a period of more than two years. The Company has begun reconnaissance scale exploration programs across the property, and initial results are encouraging.

Turkey

Akarca

EMX's Akarca joint venture program continued to return oxide gold-silver drill intercepts from multiple mineralized zones, as well as high grade gold-silver rock channel sample results from a number of new prospects and discoveries. Thirteen core holes drilled in the “Main Target” area provided additional definition to the Kucukhugla and Hugla Tepe gold-silver zones. Twelve of the holes returned significant intercepts of near-surface, oxide mineralization, including 71.9 meters averaging 1.13 g/t gold equivalent (see October 29, 2010 Company news release). These results further highlight the exploration potential for a bulk minable precious metals system in a 2.1 by 2.2 kilometer target area that is also characterized by strongly anomalous surface geochemistry and concealed IP-resistivity targets.

The Arap Tepe prospect is located approximately three kilometers east of the “Main Target” area, and occurs in a 2 by 1 kilometer, northwest trending corridor of multiple, sub-parallel zones of gold-silver mineralization, quartz veining and silicification, and IP-resistivity anomalies. Three mineralized zones defined in the immediate area of Arap Tepe (i.e., termed the A, B, and C Zones) are characterized by surface mapped quartz veins and high-grade gold-silver surface rock samples. The 2010 drilling focused on “Zone A”, and all five holes returned broad intercepts of gold-silver mineralization, with higher grade vein-hosted subintervals.

The Arap Tepe drill results are the best from the 2010 program, and include an intercept in AKC-37 of 50.4 meters averaging 3.39 g/t gold, with a sub-interval of 3.0 meters averaging 33.53 g/t gold and 28.92 g/t silver. Only 60 meters of “Zone A” strike length has been drill tested, with further exploration potential along a total strike length of 500 meters. In addition to the remaining potential at 'Zone A', nearby targets not yet drilled are characterized by even more favorable, high-grade surface sampling results. This includes “Zone B” with chip channel sample results such as 0.7 meters averaging 54.8 g/t gold and 24.7 g/t silver.

Recent additional discoveries at Akarca provide even further upside exploration potential. The Sarikaya Tepe prospect, located 900 meters west of Kucukhugla Tepe, hosts a silica replacement and quartz vein zone mapped along strike for approximately 420 meters, with channel samples assaying up to 54.7 g/t gold over 1.8 meters and 182 g/t silver over 3.0 meters. A second new prospect, Percem Tepe, is located approximately 1.2 kilometers north of Arap Tepe, and has three mineralized quartz vein zones that have returned channel samples assays up to 66.0 g/t gold over 1.0 meter and 100 g/t silver over 1.2 meters.

Haiti

A major milestone for the Company’s program in Haiti was achieved when Joint Venture partner Newmont Ventures Limited ("Newmont"), a wholly-owned subsidiary of Newmont Mining Corporation (NYSE:NEM), elected all of the remaining lands governed by the Strategic Regional Alliance to “Designated Project” status (see January 18, 2011 Company News Release). In aggregate, all of EMX's exploration properties are now covered as seven Designated Projects (i.e., La Miel, La Mine, Grand Bois, Grand Bois Surrounding Properties JV, Haiti Northwest, Northeast Haiti and North Central Haiti). EMX controls a commanding land position of over 281,000 hectares of prospecting permits along northwest Haiti's prospective Massif du Nord mineral belt. The property portfolio is characterized by multiple gold, copper, copper-gold and gold-silver occurrences, prospects, and deposits. Exploration of this portfolio is now sole-funded and managed by Newmont as a condition of their Designated Project earn-in requirements.

Asia-Pacific

Koonenberry

In the Australia-Asia-Pacific business unit, the Koonenberry project property position was consolidated as thirteen contiguous exploration licenses acquired either directly by EMX staking, or through agreements with other parties. The final key agreement to complete the land package was with Rockwell Resources Pty Ltd., a privately owned Australian exploration company, to earn a 100% interest in the Kayrunnera exploration license (see February 17, 2011 Company news release).

Koonenberry's potential to host a district-scale discovery is underscored by the substantial quantity of gold nuggets recovered across the area by local prospectors using metal detectors. Much of the recovered gold on the property occurs as multi-gram to multi-ounce nugget specimens with attached angular "reef" quartz, suggesting a nearby primary source. These gold occurrences, and other prospective targets, are covered by EMX's extensive land position along 100 kilometers of the Koonenberry belt's strike length.

There are no records of previous hard rock gold mining in the area, and EMX's exploration objective at Koonenberry is to identify the bedrock source(s) of gold nuggets found on the property. The presence of gold in bedrock exposures on the property has been demonstrated by EMX and others. However, the majority of the prospective terrain at Koonenberry remains untested, with only 10% of the project area having undergone first pass, reconnaissance level evaluation by EMX to date. The Company is currently conducting a systematic, project-wide exploration program that will be used to select priority follow-up targets for trenching and scout drill testing.

Sweden

EMX continued to compile and synthesize data acquired as part of the Phelps Dodge Sweden AB purchase, and multiple applications for additional exploration permits have been filed as a result of this work.

EMX entered into a Strategic Alliance and Earn-In Agreement with Antofagasta Minerals S.A. focused primarily on copper exploration in the country of Sweden. AMSA is the mining division of Antofagasta Plc, a Chilean-based mining company listed on the London Stock Exchange. The Agreement includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions), an agreement to designate the Kiruna South copper property as a Designated Project with the right of AMSA to earn up to a 70% interest therein.

The Strategic Alliance will seek to capitalize on EMX's ongoing exploration efforts in Sweden, and advance several properties already in the portfolio. To date, EMX has acquired 10 exploration licenses and has an additional five applications on file with the Swedish Mines Inspectorate, comprising 600 square kilometers of mineral rights. These properties contain a variety of porphyry copper and Iron-Oxide-Copper-Gold (IOCG) exploration targets, in addition to known areas of copper, gold, and platinum Group element (PGE)-enriched styles of mineralization.

Regional Strategic Alliance and Designated Projects

AMSA and EMX, through the establishment of a technical committee, will conduct a regional generative exploration program to identify additional prospective properties for acquisition, with EMX serving as operator (the "Alliance Phase"). AMSA will contribute funding of at least $250,000 USD annually for a two year period. At the end of the period, the Alliance may be extended by mutual agreement with AMSA funding a minimum of $250,000 USD annually for as long as the agreement is in place. The focus on copper does not prohibit the Alliance from exploring for other minerals if the opportunity arises. In the event a property reviewed during the Alliance Phase meets certain criteria it may be classified as a Designated Project ("DP"), and will be subject to the terms and earn-in conditions described below. Properties will be acquired in the name of EMX, and if a property is declined as a Designated Project, EMX is free to advance that property on its own terms with no further obligation to AMSA.

All existing properties in the EMX portfolio in Sweden will be subject to the terms of the Strategic Alliance agreement, and EMX will be reimbursed acquisition costs for any projects that it nominates, and AMSA accepts as a designated project.

Kiruna South Designated Project

Upon execution, seven properties known collectively as the "Kiruna South Properties" will become an initial Designated Project. These include EMX's Pikkujärvi 1, 2, 3 and 4, Puoltsa 10, and the Kalixfors 1 exploration permits, and an additional property that is under application for an exploration permit. The Pikkujärvi and Puoltsa properties contain several IOCG targets, including a zone of historic drill-defined copper and gold mineralization on the Pikkujärvi 1 license. Coincident geophysical and geochemical anomalies persist for approximately 4 kilometers along strike; these areas have not yet been drill tested.

Porphyry-style alteration and copper-gold mineralization was intersected at the nearby Sakkek prospect in a shallow 80 meter hole drilled by the Swedish Geological AB (a state-owned exploration service company) in the mid 1980's. The hole was drilled along the margin of a prominent 1.5 kilometer x 1 kilometer geophysical anomaly that coincides with a stock of quartz-feldspar porphyry, and contains one meter intercepts of up to 2.07 percent copper and 0.31 grams per tonne gold. In addition, a number of untested copper and molybdenum geochemical anomalies as well as porphyry copper-gold-molybdenum occurrences are located elsewhere in the "Kiruna South Properties".

North America

Drill programs commenced on three properties in the Bronco Creek Exploration portfolio during the reporting period. At the Middle Mountain and Red Hills copper porphyry properties in central Arizona, partner Inmet Mining Corporation drill tested multiple geologic and geophysical targets concealed by post-mineral cover rocks; assay results are pending. A drill program on the Cathedral Well gold property in Nevada, funded by contributions from Joint Venture partner Eldorado Gold Corporation, tested concealed targets under a shallow cover of pediment. Partner Entrée Gold Inc.’s activities on EMX’s Roulette copper porphyry property in the Yerington District of Nevada continued in preparation for an upcoming diamond drill campaign designed to further test the recent discovery of porphyry-copper mineralization concealed beneath post-mineral cover rocks.

Kyrgyz Republic

Gezart

EMX completed a 2,375 meter core drilling program on the Gezart property in January of 2011. Eight holes were focused on testing down-dip projections of mapped zones of quartz veining and gold mineralization in the Gezart prospect area, where a number of the veins exhibit visible gold in surface exposures. As well, two holes were drilled at the Orgatash prospect to test the northward extension of gold mineralization into hornfels units adjacent to the previously defined gold zone. Assay results are pending.

RESULTS OF OPERATIONS

Nine month period ended December 31, 2010 compared to the nine month period ended December 31, 2009

The net loss for the period increased by $2,223,401 to $6,472,778 (2009 - $4,249,377). This loss was made up of $3,035,795 in net exploration expenditures, $4,334,134 in general and administrative expenses, a credit of other items totaling $877,908, and $19,243 in income tax recovery. Some of the factors contributing to the increase in net loss are as follows:

  Consulting fees increased by $381,665 due to the additional consulting costs incurred on the Company’s strategic business development plans, and a bonus paid during the period to the President and CEO for achievements recognized by the Board of Directors.
  Professional fees increased by $140,516 and can be attributed to an increase in audit, legal and tax costs due to the expanding business activity of the Company, and due diligence on proposed acquisitions and strategic partnerships.
  Stock based compensation expense increased from $1,910,579 to $2,132,217. There were a larger number of options being granted in the current nine months at higher prices which increased the fair value amount calculated for the options granted. Additionally, common shares were issued for discretionary bonuses to officers, directors, employees, and consultants.
  The Company had a $1,089,444 gain during the period on the sale of some of its marketable securities, while a gain of $272,940 was incurred in the prior comparative period.
  The foreign exchange loss of $192,939 (2009 – loss of $397,353) results mainly from the conversion of US monetary item balances to CAD for reporting purposes. There were larger fluctuations in the foreign exchange rate in the prior year, whereas the US/CAD conversion rate has held relatively steady in the nine month period ended December 31, 2010.
  The Company incurred a $278,380 write-off of mineral property costs associated with the Akoguz license in the Kyrgyz Republic in the previous comparative period. There were no write- off’s in the current period.
  The Company recorded a loss on dilution of investment of $142,400 in the current period relating to the earn-in by the Company’s joint venture partner Chesser Resources of 51% of the Sisorta project in Turkey.

Three month period ended December 31, 2010 compared to the three month period ended December 31, 2009

The net loss for the period increased by $581,703 to $2,310,223 (2009 - $1,728,520). This loss was made up of $1,576,183 in net exploration expenditures, $1,110,871 in general and administrative expenses, a credit of other items totaling $265,277, and $111,554 in income tax expense. Some of the factors contributing to the increase in net loss are as follows:

  Stock based compensation increased by $340,817 due to a larger number of options being granted in the current period and the higher common share price of the Company which increased the fair value for the options granted. Additionally, the expense associated with the accrual for future bonus share issuances was incurred this quarter.
  The Company had a $284,501 gain during the period on the sale of some of its marketable securities, while a gain of $72,243 was incurred in the prior comparative period. The marketable securities appreciated from the cost incurred at the time the Company acquired them as strategic investments or as option payments on properties held by the Company.
  The foreign exchange loss of $181,352 (2009 – loss of $83,635) results mainly from the conversion of US monetary item balances to CAD for reporting purposes. The Company held a larger amount of US monetary items compared to the prior period quarter.
  The Company incurred a $278,380 write-off of mineral property costs associated with the Akoguz license in the Kyrgyz Republic in the previous comparative quarter. There were no write-off’s in the current quarter.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at December 31, 2010 was $32,017,617 compared with $13,592,694 at March 31, 2010. The increase in working capital of $18,424,923 from March 31, 2010 was due primarily to cash received from two private placements, a gain on disposition of investments and cash received on issuance of common shares on exercise of stock options offset by its loss from operations. In Management’s opinion, the Company currently has sufficient working capital to fund its proposed exploration programs and administrative expenditures through and beyond the next twelve months. Presently, the Company has no revenues and obtains its cash requirements through the issuance of shares, its joint venture partners, attracting additional joint venture partners and the sale of available investments and marketable securities in order to finance further property acquisitions and to explore and develop its mineral properties. The Company is currently undertaking a 5 million unit Private Placement financing for gross proceeds of up to $16,250,000. Each Unit, priced at $3.25, will consist of one EMX common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable over a two-year period to purchase one EMX common share at purchase price of $4.00.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

QUARTERLY INFORMATION

	Dec. 31	Sep. 30	June 30	Mar. 31
Quarter Ended	2010	2010	2010	2010
Exploration expenditures	$3,054,611	$2,544,253	$2,152,620	$1,430,990
Exploration recoveries	(1,478,428)	(2,062,189)	(1,175,072)	(952,897)
Stock-based compensation	354,416	571,103	1,291,898	172,599
Net loss for the period	(2,310,223)	(1,706,861)	(2,474,937)	(460,735)
Basic net loss per share	(0.06)	(0.04)	(0.07)	(0.02)
Diluted net loss per share	(0.06)	(0.04)	(0.07)	(0.02)

	Dec. 31	Sep. 30	June 30	Mar. 31
Quarter Ended	2009	2009	2009	2009
Exploration expenditures	$1,982,527	$2,250,188	$2,193,195	$2,442,828
Exploration recoveries	(1,175,442)	(1,775,736)	(1,357,785)	(2,615,471)
Stock-based compensation	13,599	15,937	277,302	47,282
Net loss for the period	(1,728,520)	(846,318)	(1,674,541)	(138,454)
Basic net loss per share	(0.06)	(0.03)	(0.05)	(0.01)
Diluted net loss per share	(0.06)	(0.03)	(0.05)	(0.01)

RELATED PARTY TRANSACTIONS

During the nine months ended December 31, 2010, the Company paid or accrued $650,117 (2009 – $423,950) to directors or companies controlled by directors for services supplied by them for investigation and exploration activities and management and administration services. Of this amount, $355,277 is included in consulting costs and $294,840 is included in administrative services and office costs for administrative services which include: a chief financial officer, a corporate secretary, accounting staff and office space. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

As at December 31, 2010, a total of $nil (2009 - $27,957) was included in accounts payable and accrued liabilities which was due to related parties and a total of $10,000 (2009 - $10,000) due from related parties was included in accounts receivable. These balances are non-interest bearing and are due on demand. Due to related parties consists of amounts owed to directors and officers and owed to companies which have at least one director in common with the Company.

MANAGEMENT COMPENSATION

During the nine months ended December 31, 2010, Eurasian paid or accrued $305,514 to a Company controlled by David M. Cole, the President and CEO, for management services. The Company paid $75,650 to a Company controlled by M. Stephen Enders, the Company’s Executive Chairman. These amounts are included in the related party transactions above as consulting costs. Christina Cepeliauskas, the chief financial officer and Kim Casswell, the corporate secretary are employees of Seabord Services, a management services company that is a related party referenced above, and received no management compensation from Eurasian. For the period ended December 31, 2010 the Company’s three non-executive directors were each paid $18,000.

NEW ACCOUNTING POLICIES

Business Combinations and Related Sections

CICA Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602, “Non-Controlling Interests”, replace Sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements” respectively and establish a new section for accounting for a non-controlling interest in a subsidiary. The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. These standards are effective January 1, 2011 prospectively, with early adoption permitted. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. These new sections effectively bring Canadian GAAP in line with IFRS. The Company does not expect to adopt these new CICA Handbook sections prior to April 1, 2011. At that point, the Company will begin reporting its financial results under IFRS and therefore does not expect that these new Handbook sections will have a significant impact on the Company’s financial statements in the interim period.

IFRS CHANGEOVER PLAN DISCLOSURE

The Canadian Accounting Standards Board (“AcSB”) has announced its decision to replace Canadian generally accepted accounting principles (“GAAP”) with International Financial Reporting Standards (IFRS) for all Canadian Publicly Accountable Enterprises (“PAEs”). The effective changeover date is April 1, 2011, at which time Canadian GAAP will cease to apply for the Company and will be replaced by IFRS. Following this timeline, the company will issue its first set of interim financial statements prepared under IFRS in the second quarter of 2011 including comparative IFRS financial results and an opening balance sheet as of April 1, 2011. The first annual IFRS consolidated financial statements will be prepared for the year ended March 31, 2012 with restated comparatives for the year ended March 31, 2011.

Management has developed a project plan for the conversion to IFRS based on the current nature of operations. The conversion plan is comprised of three phases: 1) Scoping and Planning phase which will assess the accounting policies and overall impact that may be required on conversion to IFRS; 2) Detailed assessment and evaluation phase which will include a technical analysis of the conversion process including potential impacts, quantification of alternatives for accounting policies which differ under IFRS, and a detailed analysis and conclusions regarding IFRS 1 (“First Time Adoption of IFRS”); and, 3) Implementation phase which will include the preparation of an IFRS compliant opening balance sheet as of April 1, 2011, any necessary conversion adjustments and reconciliations, and preparation of a fully compliant set of IFRS financial statements including all note disclosures.

Management has completed phase one, IFRS Scoping and planning phase, and is now advancing through phase two, the detailed assessment and evaluation stage. In November 2008 the Company engaged an external IFRS consultant to prepare a summary report and component evaluation of its existing financial statement line items, comparing Canadian GAAP to the corresponding IFRS guidelines, and has identified a number of differences. Many of the differences identified are not expected to have a material impact on the reported results and financial position.

The Company has recently decided to partner with Issues Central, Inc. (ICI) to assist EMX internal staff in the transition project. ICI are the developers of a comprehensive IFRS software, IFRS PARTNER, that the Company owns and will use in its transition. Working with ICI allows EMX to work with their experts to focus on the most critical IFRS policies and their impacts on the organization and then build the organization’s opening balance sheet along with supporting disclosures.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening deficit as of the date of the first comparative balance sheet presented based on standards applicable at that time.

Accounting Policies and transitional Financial Impact

The following discussion outlines some key differences between Canadian GAAP and IFRS, preliminary accounting policies and IFRS 1 decisions. IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. To date, the company has not yet determined the financial impact on shareholders’ equity of the preliminary accounting choices under IFRS.

Property, plant and equipment

IFRS provides for a policy choice for an entity to either apply the historical cost model or a revaluation model in valuing property, plant and equipment. The Company expects to apply an accounting policy of measuring property, plant, and equipment at historical cost. Also, under IFRS, the Company is required to componentized and depreciate components of property, plant, and equipment seperately, when that components cost is significant in relation to the remainder of the item. The Company does not expect the impact of componentization to have a material effect on the consolidated financial statements.

Based on the evaluation of IFRS 1 and preliminary policy choices, the Company does not expect to record a material difference in the opening balances as a April 1, 2010 in relation to property, plant and equipment.

Stock-based compensation

Under Canadian GAAP, the fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period. Forfeitures of awards are recognized as they occur. Under IFRS, a fair value measurement is required for each vesting instalment within the option grant. Each instalment must be valued separately, based on assumptions determined from historical data, and recognized as compensation expense over each instalment’s individual tranche vesting period. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

Currently the company has no Employee stock options with existing vesting requirements and therefore the impact on transition for stock-based compensation is not expected to be material.

Exploration for and Evaluation of Mineral Resources

On transition to IFRS, the Company may follow the same policies established under Canadian GAAP for accounting for its resource properties (known as exploration and evaluation assets under IFRS). The Company’s current policy is that acquisition costs for mineral properties, net of recoveries, are capitalized on a property-by-property basis. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized.

When there is little prospect of further work on a property being carried out by Eurasian or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount.

Capitalized costs will be subject to impairment tests in accordance with IFRS 6, which is comparable to current GAAP standards. Therefore, the impact of transition as at April 1, 2010 is not expected to be material.

Impairment of assets

Under Canadian GAAP, if there is an indication that an asset may be impaired, an impairment test must be performed. This is a two-step impairment test in which (1) undiscounted future cash flows are compared to the carrying value; and (2) if those undiscounted cash flows are less than the carrying value, the asset is written down to the fair value.

Under IFRS, an entity is required to assess, at the end of each reporting period, whether there is any indication that an asset may be impaired. If such an indication exists, the entity shall estimate the recoverable amount of the asset by performing a one-step impairment test, which requires a comparison of the carrying value of the asset to the higher of value in use and fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.

Additionally, another difference exists as IAS 36, Impairment of Assets allows for the reversal of any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

The Company has concluded that the adoption of these standards will not result in a change to the carrying value of its assets on transition to IFRS.

Information Technology and Systems

Based on management assessment of the information system currently used by the Company, all information required to be reported under IFRS will be available with minimal system changes.

Presentation and Disclosure

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation and disclosures required. Disclosure requirements under IFRS generally contain more breadth and depth than those required under Canadian GAAP and, therefore, will result in more extensive note disclosures. The Company is continuing to assess the level of presentation and disclosures required to its consolidated financial statements.

The above preliminary choices and impact assessments are based on ongoing projects and discussions by the policy setters for Canadian GAAP and IFRS. Therefore, the above items should not be accepted as final or complete and may be subject to changes and further analysis as the implementation phase to IFRS continues.

RISKS AND UNCERTAINTIES

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Eurasian’s ability to raise additional funds through equity issues.

Political and Currency Risks

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates. The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the US dollar could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

SUBSEQUENT EVENTS

  On February 17, 2011 the Company announced that it had consolidated over 2,200 square kilometers of mineral rights in the highly prospective and under-explored Koonenberry gold belt of New South Wales, Australia. The Koonenberry project consists of thirteen contiguous exploration licenses acquired either directly by EMX staking, or through agreements with other parties. The final agreement to complete the land package was with Rockwell Resources Pty Ltd. a privately owned Australian exploration company, to earn a 100% interest in the Kayrunnera exploration license.

  On February 18, 2011 the Company signed a Strategic Alliance and Earn-In Agreement (the "Agreement") with Antofagasta Minerals S.A. ("AMSA") focused primarily on copper exploration in the country of Sweden. AMSA is the mining division of Antofagasta Plc, a Chilean-based mining company listed on the London Stock Exchange. The Agreement includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions), an agreement to designate the Kiruna South copper property as a Designated Project with the right of AMSA to earn up to a 70% interest therein, and a $5,005,000 CAD private placement of 1,540,000 units at $3.25 per unit, into Eurasian. Each full warrant will entitle AMSA to purchase one additional common share of EMX for a period of two years at a purchase price of $4.00 CAD. The placement is subject to TSX Venture Exchange approval
  On February 22, the company announced that it intends to offer up to an additional 3.46 million units on a best efforts basis to increase its private placement announced February 18, 2011 to 5 million units for gross proceeds of up to CAD $16,250,000.
  The Company issued an aggregate of 182,000 common shares as bonus shares to seven employees and officers of the Company. It also issued an aggregate of 37,000 common shares on exercise of stock options at prices ranging from $0.80 to $1.74 per optioned share.
  The Company granted 50,000 stock options at a price of $3.21 per option on Feb 2, 2011, to a consultant of the Company.

OUTSTANDING SHARE DATA

At February 28, 2011 the Company had 45,272,005 common shares issued and outstanding. There were also 3,089,501 stock options outstanding with expiry dates ranging from December 21, 2010 to February 2, 2016 and 10,494,578 warrants outstanding with expiry dates ranging from January 29, 2012 to November 8, 2015.